SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                             TELEHUBLINK CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   87942L 10 1
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                                 (CUSIP Number)


                                FEBRUARY 4, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)



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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

---------------------                                 --------------------------
CUSIP NO. 87942L 10 1                                 PAGE   2   OF   5   PAGES
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1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carol A. Smith
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                     5         SOLE VOTING POWER

                               1,705,110
                  --------------------------------------------------------------
   NUMBER OF         6         SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 Not applicable
    OWNED BY      --------------------------------------------------------------
      EACH           7         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                     1,705,110
     WITH         --------------------------------------------------------------
                     8         SHARED DISPOSITIVE POWER

                               Not applicable
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,705,110
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.2%
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12     TYPE OF REPORTING PERSON*

       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

Item 1(a).    Name of Issuer:

              TeleHub Link Corporation
              (formerly known as What A World!, Inc.)

Item 1(b).    Address of Issuer's Principal Executive Offices:

                       24 New England Executive Park
                       Burlington, Massachusetts 01803

Item 2(a).    Name of Person Filing:

                       This Schedule 13G is filed on behalf of Carol A. Smith (the "Reporting Person").

Item 2(b).    Address of Principal Business Office or, if none, Residence:

                       P.O. Box 2012
                       Santa Fe, NM 87504

Item 2(c).    Citizenship:

                       United States

Item 2(d).    Title of Class of Securities:

                        Common Stock, par value $.01 per share, of Issuer

Item 2(e).    CUSIP Number:

                       87942L 10 1

Item 3.  Type of Reporting Person:

                           (a) - (j):       Not Applicable

                           This statement is filed pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934.



                                Page 3 of 5 Pages

Item 4.  Ownership:

               (a)      Amount Beneficially Owned:

                        The Reporting Person is the beneficial holder of 1,705,110 shares of Common Stock of the Issuer, which amount includes an aggregate of 1,099,066 shares held by the Reporting Person as custodian for her minor children.

               (b)      Percent of Class:

                        11.2%

               (c)      Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the
                                 vote:

                                  1,705,110

                        (ii)  shared power to vote or to direct
                                 the vote:

                                  Not Applicable

                        (iii) sole power to dispose or to direct
                                 the disposition of:

                                  1,705,110

                        (iv)  shared power to dispose or to
                                 direct the disposition of:

                                  Not Applicable

Items 5-9.        Not Applicable

Item 10. By signing below the undersigned certifies that, to the best of her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purposes or effect.



                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999

                                                 /s/ CAROL A. SMITH
                                                 -------------------------------
                                                 Carol A. Smith




                                Page 5 of 5 Pages